#

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Kiewit Investment Fund LLLP
(Name of Issuer)

Limited Partnership Interests
(Title of Classes of Securities)

N/A
(CUSIP Number)

Robert L. Giles, Jr. Kiewit Plaza Omaha, Nebraska 68131 Telephone Number: (402) 536-3677
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth E. Stinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	□ □
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,085.148 Units
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 4,085.148 Units
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,085.148 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.76%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

The class of securities to which this statement relates is the limited partnership interests (“Units”) of Kiewit Investment Fund LLLP, a Delaware limited liability limited partnership (the “Issuer”). The Issuer’s principal executive offices are located at 73 Tremont Street, Boston, Massachusetts 02108.

Item 2. Identity and Background.

This statement is being filed by Kenneth E. Stinson, an individual (“Investor”), whose business address is Kiewit Plaza, Omaha, Nebraska 68131. The Investor is the Chairman of the Board of Peter Kiewit Sons’, Inc., and conducts his employment at his principal business address at Kiewit Plaza, Omaha, Nebraska 68131. The Investor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Investor has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Investor was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Investor is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Investor acquired an additional 757.815 Units directly from the Issuer in connection with the Issuer’s semi-annual offering of Units.  The Investor used his own personal funds to purchase the 757.815 Units.

Item 4. Purpose of Transaction.

The Investor acquired his Units for investment purposes.

Item 5. Interest in Securities of the Issuer.

The Investor is the beneficial owner of 4,085.148 Units. This amount represents 37.76% of the Issuer’s issued and outstanding Units. The Investor retains both voting and investment power over such Units.  The Investor initially acquired 3,333.333 Units from the Issuer on August 25, 2005.  On March 31, 2006, the Investor transferred 6 Units to 3 family members who do not reside with the Investor.  The Investor acquired the additional 757.815 Units on June 30, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2006
(Date)

/s/ Kenneth E. Stinson
(Signature)

Kenneth E. Stinson
(Name)